UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                  SRKP 11, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                Richard Rappaport
                                c/o SRKP 11, Inc.
                      210 South Federal Highway, Suite 205
                            Deerfield Beach, FL 33441
                                 (310) 203-2902
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None
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              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 Richard Rappaport
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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions) (a)
                               (b)
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              3. SEC Use Only
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              4. Source of Funds (See Instructions) (See item 3)    PF
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              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
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              6. Citizenship or Place of Organization
                 U.S.A.
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                   7. Sole Voting Power
Number of             1,944,000
Shares           ---------------------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each               9. Sole Dispositive Power
Reporting             1,944,000
Person With      ---------------------------------------------------------------
                  10. Shared Dispositive Power
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             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 1,944,000
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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
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             13. Percent of Class Represented by Amount in Row (11)
                 36%
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             14. Type of Reporting Person (See Instructions)
                 IN
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

Item 1.  Security and Issuer.

       This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of SRKP 11, Inc., whose principal executive offices are located at 210 South Federal Highway, Suite 205, Deerfield Beach, FL 33441 (the "Issuer").

Item 2. Identity and Background.

(a) The name of the reporting person is Richard Rappaport (the "Reporting Person").

(b) The business address of the Reporting Person is 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer, WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

       The Reporting Person purchased the 1,944,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $780.00. The source of funding for this purchase was through personal funds.

Item 4.  Purpose of Transaction.

None.

Item 5.  Interest in Securities of the Issuer.

       (a) The Reporting Person beneficially owns an aggregate of 1,944,000 shares of Common Stock, representing 36% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed July 5, 2006.)

       (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,944,000 shares of Common Stock owned by the Reporting Person.

       (c) The 1,944,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective January 3, 2006.

       (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,944,000 shares of Common Stock owned by the Reporting Person.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       None.

Item 7.  Material to Be Filed as Exhibits.

       None.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  September 5, 2006



                                  /s/ Richard Rappaport
                                  ---------------------
                                  Richard Rappaport